SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                              ______________________

                                   SCHEDULE 13G
                                  (Rule 13d-102)

              INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No.  )1


                           PACIFIC GREYSTONE CORPORATION
                                 (Name of Issuer)


                           COMMON STOCK, $.01 PAR VALUE
                            (Title of Class Securities)

                                     694351107
                                  (CUSIP Number)





         _____________________
         1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Sec-tion 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (how-ever, see the Notes).







         CUSIP NO. 694351107
         ---------------------------------------------------------------
         1.            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                       Warburg, Pincus Investors, L.P.
                       I.D. # 13-3549187
         ---------------------------------------------------------------
         2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                       (a)   [ ]
                       (b)   [ ]
         ---------------------------------------------------------------
         3.            SEC USE ONLY:

         ---------------------------------------------------------------
         4.            CITIZENSHIP OR PLACE OF ORGANIZATION:

                       Delaware
         ---------------------------------------------------------------
                       5.    SOLE VOTING POWER:  0

         NUMBER OF     -------------------------------------------------
         SHARES        6.    SHARED VOTING POWER:  8,411,854
         BENEFICIALLY
         OWNED BY      -------------------------------------------------
         EACH          7.    SOLE DISPOSITIVE POWER:  0
         REPORTING
         PERSON        -------------------------------------------------
         WITH:         8.    SHARED DISPOSITIVE POWER:  8,411,854

         ---------------------------------------------------------------
         9.            AGGREGATE AMOUNT BENEFICIALLY OWNED
                       BY EACH REPORTING PERSON:

                       8,411,854
         ---------------------------------------------------------------
         10.           CHECK BOX IF THE AGGREGATE AMOUNT
                       IN ROW (9) EXCLUDES CERTAIN SHARES:           [ ]

         ---------------------------------------------------------------
         11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                       56.2%
         ---------------------------------------------------------------
         12.           TYPE OF REPORTING PERSON:

                       PN
         ---------------------------------------------------------------







         CUSIP NO. 694351107
         ---------------------------------------------------------------
         1.            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                       Warburg, Pincus & Co.
                       I.D. # 13-6358475
         ---------------------------------------------------------------
         2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                       (a)   [ ]
                       (b)   [ ]
         ---------------------------------------------------------------
         3.            SEC USE ONLY:

         ---------------------------------------------------------------
         4.            CITIZENSHIP OR PLACE OF ORGANIZATION:

                       New York
         ---------------------------------------------------------------
                       5.    SOLE VOTING POWER:  0

         NUMBER OF     -------------------------------------------------
         SHARES        6.    SHARED VOTING POWER:  8,411,854
         BENEFICIALLY
         OWNED BY      -------------------------------------------------
         EACH          7.    SOLE DISPOSITIVE POWER:  0
         REPORTING
         PERSON        -------------------------------------------------
         WITH:         8.    SHARED DISPOSITIVE POWER:  8,411,854

         ---------------------------------------------------------------
         9.            AGGREGATE AMOUNT BENEFICIALLY OWNED
                       BY EACH REPORTING PERSON:

                       8,411,854
         ---------------------------------------------------------------
         10.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (9) EXCLUDES CERTAIN SHARES:              [ ]

         ---------------------------------------------------------------
         11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                       56.2%
         ---------------------------------------------------------------
         12.           TYPE OF REPORTING PERSON:

                       PN
         ---------------------------------------------------------------







         CUSIP NO. 694351107
         ---------------------------------------------------------------
         1.            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                       E.M. Warburg, Pincus & Co., LLC
                       I.D. # 13-3536050
         ---------------------------------------------------------------
         2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                       (a)   [ ]
                       (b)   [ ]
         ---------------------------------------------------------------
         3.            SEC USE ONLY:

         ---------------------------------------------------------------
         4.            CITIZENSHIP OR PLACE OF ORGANIZATION:

                       New York
         ---------------------------------------------------------------
                       5.    SOLE VOTING POWER:  0

         NUMBER OF     -------------------------------------------------
         SHARES        6.    SHARED VOTING POWER:  8,411,854
         BENEFICIALLY
         OWNED BY      -------------------------------------------------
         EACH          7.    SOLE DISPOSITIVE POWER:  0
         REPORTING
         PERSON        -------------------------------------------------
         WITH:         8.    SHARED DISPOSITIVE POWER:  8,411,854

         ---------------------------------------------------------------
         9.            AGGREGATE AMOUNT BENEFICIALLY OWNED
                       BY EACH REPORTING PERSON:

                       8,411,854
         ---------------------------------------------------------------
         10.           CHECK BOX IF THE AGGREGATE AMOUNT IN
                       ROW (9) EXCLUDES CERTAIN SHARES:              [ ]

         ---------------------------------------------------------------
         11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                       56.2%
         ---------------------------------------------------------------
         12.           TYPE OF REPORTING PERSON:

                       OO
         ---------------------------------------------------------------







         Item 1(a).    Name of Issuer:

                       Pacific Greystone Corporation

         Item 1(b).    Address of Issuer's Principal Executive Offices:

                       6767 Forest Lawn Drive, Suite 300
                       Los Angeles, California  90068-1027

         Item 2(a).    Names of Persons Filing:

                       This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware lim-ited partnership ("WPI"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and
                       (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which man-ages WPI. WP, the sole general partner of WPI, has a 20% interest in the profits of WPI. Lionel
                       I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the part-ners of WP.

         Item 2(b).    Address of Principal Business Office or, if None,
                       Residence:

                       466 Lexington Avenue
                       New York, New York  10017

         Item 2(c).    Citizenship:

                       Not Applicable.

         Item 2(d).    Title of Class of Securities:

                       Common Stock, $.01 par value.

         Item 2(e).    CUSIP Number:

                       694351107

         Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                       Not Applicable.







         Item 4.       Ownership:

                       (a)  Amount Beneficially Owned:

                            8,411,854 shares as of December 31, 1996

                       (b)  Percent of Class:

                            56.2%

                       (c) Number of shares as to which such person has:

                              (i)  Sole power to vote or to direct the
                                   vote:  0

                             (ii)  Shared power to vote or direct the
                                   vote:  8,411,854

                            (iii)  Sole power to dispose or to direct
                                   the disposition of:  0

                             (iv)  Shared power to dispose or to direct
                                   the disposition of:  8,411,854

         Item 5.       Ownership of Five Percent or Less of a Class:

                       Not Applicable.

         Item 6.       Ownership of More Than Five Percent on Behalf of
                       Another Person:

                       Not Applicable.

         Item 7. Identification and Classification of the Subsid-iary Which Acquired the Security Being Reported on by the Parent Holding Company:

                       Not Applicable.

         Item 8. Identification and Classification of Members of the Group:

                       Not Applicable.

         Item 9.       Notice of Dissolution of Group:

                       Not Applicable.







         Item 10.      Certification:

                       Not Applicable.







                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 11, 1997


                                       WARBURG, PINCUS INVESTORS, L.P.

                                       By:  Warburg, Pincus & Co.,
                                            General Partner



                                       By:  /s/ Stephen Distler
                                            Name:   Stephen Distler
                                            Title:  Partner



                                       WARBURG, PINCUS & CO.



                                       By:  /s/ Stephen Distler
                                            Name:   Stephen Distler
                                            Title:  Partner



                                       E.M. WARBURG, PINCUS & CO., LLC



                                       By:  /s/ Stephen Distler
                                            Name:   Stephen Distler
                                            Title:  Member







                                    SCHEDULES


         Schedule I Joint Filing Agreement, dated February 11, 1997, among the signatories to this Schedule 13G.

                                                              SCHEDULE I



                              JOINT FILING AGREEMENT
                           PURSUANT TO RULE 13d-1(f)(1)


                   The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

         Dated:  February 11, 1997


                                       WARBURG, PINCUS INVESTORS, L.P.

                                       By:  Warburg, Pincus & Co.,
                                            General Partner



                                       By:  /s/ Stephen Distler
                                            Name:   Stephen Distler
                                            Title:  Partner



                                       WARBURG, PINCUS & CO.



                                       By:  /s/ Stephen Distler
                                            Name:   Stephen Distler
                                            Title:  Partner



                                       E.M. WARBURG, PINCUS & CO., LLC



                                       By:  /s/ Stephen Distler
                                            Name:   Stephen Distler
                                            Title:  Member